FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JUNE 20, 2011

BAYTEX ANNOUNCES MANAGEMENT APPOINTMENTS

CALGARY, ALBERTA (June 20, 2011) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) is pleased to announce the following appointments to its management team.

Shaun Paterson, our current Vice President, Marketing, will be retiring in October 2011.  Mr. Paterson has made significant contributions to our product marketing and risk management programs over the past five years.  We appreciate his valuable service to Baytex and wish him well in his retirement.

Geoffrey Darcy, currently Director of North American Physical Crude Oil Trading for Barclays Bank, will succeed Mr. Paterson as our Vice President, Marketing.  Mr. Darcy has over 25 years experience in marketing, trading and crude oil supply in both Canada and the U.S.  He was formerly Vice President of North American Crude Oil Marketing with Nexen Inc., and worked in crude oil supply for United Refining Company and Petro-Canada earlier in his career.  In his new role with Baytex, Mr. Darcy will lead our efforts to maximize the value of our products and to manage our risk exposures.  Mr. Darcy has a Bachelor of Commerce degree with Honours in Economics with Distinction from Concordia University and a Master of Business Administration from the University of Calgary.

Michael Kaluza is joining Baytex as Vice President, Planning.  Mr. Kaluza has over 25 years of experience in the North American and international oil and gas industry.  He was formerly Chief Operating Officer of Delphi Energy Corp.  Mr. Kaluza previously held a variety of technical and management positions with Dominion Exploration and Production Inc. and Phillips Petroleum Company.  Mr. Kaluza brings strong operational, engineering and project evaluation skills which will be valuable in developing our long range growth plans.  Mr. Kaluza received a Bachelor of Science degree with Honours in Petroleum Engineering from Montana Tech of The University of Montana.

Brian Ector is being promoted to Vice President, Investor Relations.  Mr. Ector joined Baytex as Director, Investor Relations in 2009, and has been responsible for the significant enhancement of our investor communication program over the past two years.  He previously was a research analyst with Scotia Capital and CIBC World Markets.  Mr. Ector has a Bachelor of Commerce degree with a concentration in finance from the University of Calgary and holds the Chartered Financial Analyst designation.

These management appointments further strengthen Baytex as we execute our growth-and income business model in our new corporate era.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca